UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June 2014

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Consolidated Financial Statements for the period ended March 2014

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets  (Banking Gaap)
2014
(Stated in millions of Colombian pesos)

Assets	As of
	March

Cash and cash equivalents	Ps.	15,471,286
Investments securities, net		29,248,351
Loans and financial leases, net		96,761,499
Other assets,net		18,404,439
Total Assets	Ps.	159,885,575

Liabilities and shareholders' equity
Deposits:
Checking accounts		24,846,919
Time deposits		35,156,750
Saving deposits		43,508,620
Other		820,515
Total deposits	Ps.	104,332,804
Interbank borrowing and overnight funds		6,170,577
Borrowings from banks and others		12,428,529
Bonds		10,779,556
Other liabilities		7,544,138
Non-controlling interest		6,569,405
Total liabilities	Ps.	147,825,009
Shareholders' equity		12,060,566
Total liabilities and shareholders' equity	Ps.	159,885,575
Memorandum accounts	Ps.	612,374,148

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Statements of Income (Banking Gaap)
2014
(Stated in millions of Colombian pesos, except per share data)
	For the three-month period ended:

	March		Accumulated

Interest income
Interest on loans and financial leases	Ps.	2,493,146	2,493,146
Interest on investment securities		327,695	327,695
Interest on interbank and overnight funds		43,282	43,282
Total interest income		2,864,123	2,864,123

Interest expense:
Interest on deposits		(713,494)	(713,494)
Interest on borrowings, bonds and others		(286,163)	(286,163)
Total interest expense		(999,657)	(999,657)
Net interest income		1,864,466	1,864,466
Provision for loans and other assets, net		(311,317)	(311,317)
Net interest income after provisions		1,553,149	1,553,149
Other operating income, net		1,105,909	1,105,909
Operating expenses		(1,677,476)	(1,677,476)
Non-operating income (expenses), net		20,589	20,589
Income before income tax expense and non-controlling interest		1,002,171	1,002,171
Income tax expense		(410,450)	(410,450)
Income before non-controlling interest		591,721	591,721
Non-controlling interest		(241,711)	(241,711)
Net income attributable to Grupo Aval shareholders	Ps.	350,010	350,010
Earning per share (In colombian pesos)	Ps.	17.179	17.179
Weighted average number of common and preferred fully paid shares outstanding		20,374,195,242	20,374,195,242

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Statements of Shareholder´s Equity (Banking Gaap)
(Stated in million of Colombian pesos)

	Million of shares						Retained Earnings						Equity Surplus

	Preferred non-voting shares	Voting common shares	Capital at par value		Additional paid - in capital		Appropiated		Unappropiated		Equity inflation adjustments		Unrealized gains/(losses)		Reappraisal of assets		Total Shareholders' equity

Balance at December 31, 2013	5,000	15,178	Ps.	20,178	Ps.	5,784,513	Ps.	3,574,754	Ps.	765,605	Ps.	652,180	Ps.	(523,562)	Ps.	1,454,551	Ps.	11,728,219
Net income										350,010								350,010
Transfer to appropiated retained earnings								765,605		(765,605)								-
Dividends declared								(550,987)										(550,987)
Donations								(20)										(20)
Reclassifications																		-
Transfer to appropiated retained earnings and change of common shares by preferred shares	2	(2)																-
Unrealized gains														217,626				217,626
Equity tax paid												(62)						(62)
Reappraisal of assets																17,747		17,747
Reimbursement of reserves								995										995
Cumulative translation adjustment								44				22		(273)		(7)		(214)
Issuance of common shares		229		229		297,024												297,253
Balance at March 31,2014	5,002	15,405	Ps.	20,407	Ps.	6,081,537	Ps.	3,790,347	Ps.	350,010	Ps.	652,140	Ps.	(306,209)	Ps.	1,472,291	Ps.	12,060,566

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Statements of Cash Flow (Banking Gaap)
2014
(Stated in millions of Colombian pesos)

	For the three-month period ended:
	March		Accumulated

Net cash provided by operating activities	Ps.	1,863,889	1,863,882

Cash flow from investing activities:
Increase of loans and financial leases		(3,090,739)	(3,090,732)
Proceeds from sale of property, plant and equipment		68,056	68,056
Proceeds from sales of available forn sale and held to maturity investment		1,992,417	1,992,417
Acquisition of property, plant and equipment		(227,932)	(227,932)
Other cash provided by investment activities		14,645	14,645
Acquisition of investment securities		(4,528,841)	(4,528,841)
Net cash (used in) provided by investing activities		(5,772,394)	(5,772,387)

Cash flow from financing activities:
Dividends paid		(180,841)	(180,841)
Increase (decrease) of deposits		2,549,707	2,549,707
Increase (decrease) in interbank borrowings and overnight funds		1,035,886	1,035,886
Increase (decrease) in borrowings from banks and others		284,382	284,382
(Decrease) increase on long term debt (bonds)		(528,109)	(528,109)
Decrease in non-controlling interest		(175,099)	(175,099)
Issuance of common shares		297,253	297,253
Net cash provided by (used in) financing activities		3,283,179	3,283,179

(Decrease) increase in cash and cash equivalents		(625,326)	(625,326)
Cash and cash equivalents at beginning of period		16,096,612	16,096,612
Cash and cash equivalents at end of period	Ps.	15,471,286	15,471,286
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	Ps.	1,064,932	1,064,932
Income taxes	Ps.	115,474	115,474

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel